27 April 2006

ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

Transactions in own shares

Reed Elsevier PLC announces that on 27 April 2006 it purchased 750,000 Reed Elsevier PLC ordinary shares at a price of 550.4538 pence per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier PLC holds 11,639,500 Reed Elsevier PLC ordinary shares in treasury, and has 1,269,337,671 Reed Elsevier PLC ordinary shares in issue (excluding treasury shares).

Reed Elsevier NV announces that on 27 April 2006, it purchased 375,000 Reed Elsevier NV ordinary shares at a price of €11.7827 per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier NV holds 7,851,500 Reed Elsevier NV ordinary shares in treasury, and has 736,906,278 Reed Elsevier NV ordinary shares in issue (excluding treasury shares).